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                              August 15, 2022

       James C. Shaw
       Chief Financial Officer
       Galaxy Enterprises Inc.
       1701 Charles Iam Court
       Las Vegas, NV 89117

                                                        Re: Galaxy Enterprises
Inc.
                                                            Form 10-K for the
Fiscal Year Ended July 31, 2021
                                                            Filed January 5,
2022
                                                            File No. 333-258034

       Dear Mr. Shaw:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended July 31, 2021

       Item 2. Properties, page 4

   1. We note that you do not own any real property interest. Please tell us if the offices located at 1701 Charles Iam
Court are leased, and if so, how you have accounted for the lease.
       Item 8. Financial Statements and Supplementary Data
       Report of Independent Registered Public Accounting Firm, page F-1

   2. We note that your auditor opined on the financial statements as of and for the year ended May 31, 2021.
Please amend your filing to include a revised audit report from your auditor that opines on
the financial statements for the correct period. Additionally, have your auditor revise its
audit report to appropriately title the going concern paragraph and place it immediately
following the opinion paragraph as required by paragraphs 12 and 13 of PCAOB Auditing
Standard 2415 and to comply with all aspects of AS 3101, including the use of section
titles and a statement that the audit included performing procedures to
 James C. Shaw
Galaxy Enterprises Inc.
August 15, 2022
Page 2
         assess the risks of material misstatement of the financial statements, whether due to error of fraud.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Isaac Esquivel at (202) 551-3395 or Kristi Marrone at
(202) 551-3429
with any questions.



FirstName LastNameJames C. Shaw                                Sincerely,
Comapany NameGalaxy Enterprises Inc.
                                                               Division of
Corporation Finance
August 15, 2022 Page 2                                         Office of Real
Estate & Construction
FirstName LastName